Tekoil & Gas Corporation
5036 Dr. Phillips Blvd.
Orlando, FL  32819

January 8, 2009

Donald F. Delaney
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Mr. Delaney,

Tekoil & Gas Corporation (the “Company”) has received a comment letter from the Securities and Exchange Commission (“Commission”) under the date of December 16, 2008.  As requested in such letter, the Company will provide the responses to the questions raised by the staff.

The Company is currently operating under Chapter XI of U.S. Bankruptcy Code.  As Chief Financial Officer, it is my responsibility to prepare the necessary amended filings as requested by the staff in the comment letter.  It is necessary for me to travel to Abu Dhabi as an integral part of the Company exiting bankruptcy.

It is therefore requested by the Company an extension of time to file the amended documents.  The Company expects to complete the amended filings no later than Friday, January 23, 2009.

Thank you for your cooperation.

/s/Gerald J. Goodman
Gerald J. Goodman
Chief Financial Officer